UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: October 11, 2002

By _____

Name:	Marcos Grodetzky
Title:	Director of Investor Relations

Tele Norte Leste Participações S/A

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name: Tele |Norte Leste Participações S/A				
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month				
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type / Total
Shares	Common		24,984	0.00% / 0.00%
Shares	Preferred		1,260,942	0.00% / 0.00%

Company Name: Tele |Norte Leste Participações S/A				
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month				
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type / Total
Shares	Common		2,623	0.00% / 0.00%
Shares	Preferred		11,303,236	0.00% / 0.00%

Company Name: Tele |Norte Leste Participações S/A				
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Audit Committee	( ) Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002), without trading along the month				
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type / Total
Shares	Common		6,974	0.00% / 0.00%

Holding Company Name: Telemar Participações S/A				
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002), without trading along the month				
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type / Total
Shares	Common		8	0.00% / 0.00%

Tele Norte Leste Participações S/A

Controlled Company Name: Telemar |Norte Leste S/A				
Group and Related Persons	(X) **Board of Directors**	( ) **Management**	( ) **Audit Committee**	( ) **Technical and Consulting Committees**
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002), without trading along the month				

Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	6,464	0.00%	0.00%
Shares	Preferred	17,742	0.00%	0.00%

Tele Norte Leste Participações S/A

Controlled Company Name: Telemar |Norte Leste S/A				
Group and Related Persons	( ) **Board of Directors**	(X) **Management**	() **Audit Committee**	() **Technical and Consulting Committees**
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002), without trading along the month				

Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
			%	
Shares	Common	434	0.00%	0.00%
Shares	Preferred	659,292	0.00%	0.00%

(1) **When filing in the form, delete the lines that do not have any information.**

(2) **Issue/Series, convertibility, simple, term, guaranties, type/class, among others.**

(3) **Quantity multiplied by price**

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.